UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 11, 2025

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3ASR (File No. 333-286932) and Form S-8 (File No. 333-286934), including any prospectuses forming a part of such Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Underwriting Agreement dated September 10, 2025, between the Company and Goldman Sachs & Co. LLC, as representative of the several underwriters named therein
99.2	Press release of the Company dated September 10, 2025, announcing the pricing of the Company’s upsized private offering of $2.75 billion of convertible senior notes
99.3	Press release of the Company dated September 10, 2025, announcing the pricing of the Company’s $1 billion public offering of Class A ordinary shares
99.4	Opinion of Warendorf
99.5	Consent of Warendorf (included in Exhibit 99.4)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: September 11, 2025	By:	/s/ BOAZ TAL
Boaz Tal
General Counsel